ELLENOFF GROSSMAN & SCHOLE LLP

1345 Avenue of the Americas

New York, New York 10105

Telephone: (212) 370-1300

Facsimile: (212) 370-7889

www.egsllp.com

July 31, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Cuentas, Inc.

Form S-1

Ladies and Gentlemen:

We are counsel to Cuentas, Inc., a Florida corporation (the “Company”), which has filed a registration statement on Form S-1 for the resale of shares of common stock upon exercise of warrants issued in a private placement.

If you have any questions or comments concerning the Registration Statement, please contact David Selengut at (212) 370-1300 or by e-mail at selengut@egsllp.com) or the undersigned at (516) 491-6471 or by e-mail at morenstein@egsllp.com.

Very truly yours,

/s/ Mark Orenstein
Mark Orenstein
Partner

cc:	Arik Maimon, Interim Chief Executive Officer
Cuentas, Inc.

David Selengut
Matthew Bernstein
Ellenoff Grossman & Schole LLP